Exhibit 99.2

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2017

August 9, 2017

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

		Three Months Ended June 30,		Six Months Ended June 30,
U.S. dollars	Note	2017 $000’s (except per share amounts)	2016 $000’s (except per share amounts) (As reclassified)	2017 $000’s (except per share amounts)	2016 $000’s (except per share amounts) (As reclassified)
Revenues	3	305,305	285,762	622,625	574,280
Expenses	3, 4
Selling		39,824	38,332	82,875	81,778
General and administrative		136,440	154,646	267,581	297,438
Financial		41,697	27,363	82,286	52,276
Gaming duty		25,654	27,498	60,187	56,853
Acquisition-related costs		—	15	—	199
Total expenses		243,615	247,854	492,929	488,544
Gain (loss) from investments		4,775	(13,626)	5,210	(3,961)
Earnings from associates		—	731	—	691
Net earnings before income taxes		66,465	25,013	134,906	82,466
Income taxes (recovery) expense		(4,018)	2,516	(1,330)	4,478
Net earnings		70,483	22,497	136,236	77,988
Net earnings (loss) attributable to
Shareholders of The Stars Group Inc.		70,494	22,639	135,905	78,278
Non-controlling interest		(11)	(142)	331	(290)
Net earnings		70,483	22,497	136,236	77,988
Basic earnings per Common Share	5	$0.48	$0.16	$0.93	$0.57
Diluted earnings per Common Share	5	$0.35	$0.12	$0.67	$0.41

See accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
U.S. dollars	$000’s	$000’s	$000’s	$000’s
Net earnings	70,483	22,497	136,236	77,988
Items that are or may be reclassified to net earnings
Available-for-sale investments – gain in fair value (net of income tax expense of $35,000 and income tax recovery of $146,000 respectively) (2016 - net of income tax expense $nil)	12,380	498	16,338	5,258
Available-for-sale investments – reclassified to net earnings	(2,018)	—	(3,625)	—
Foreign continuing operations – unrealized foreign currency translation differences	(100,367)	54,289	(112,785)	(80,342)
Cash flow hedges – effective portion of changes in fair value (net of income tax of $nil (2016 - $nil))	(84,571)	51,014	(93,299)	(48,124)
Cash flow hedges – reclassified to net earnings (net of income tax of $nil (2016 - $nil))	85,670	(49,453)	93,521	45,658
Other comprehensive income (loss)	(88,906)	56,348	(99,850)	(77,550)
Total comprehensive income (loss)	(18,423)	78,845	36,386	438
Total comprehensive income (loss) attributable to:
Shareholders of The Stars Group Inc.	(18,412)	78,987	36,055	728
Non-controlling interest	(11)	(142)	331	(290)
Total comprehensive income (loss)	(18,423)	78,845	36,386	438

See accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at June 30,	As at December 31,
		2017	2016
U.S. dollars	Note	$000’s	$000’s
ASSETS
Current assets
Cash and cash equivalents - operational		111,364	129,459
Cash and cash equivalents - customer deposits		116,070	138,225
Total cash and cash equivalents		227,434	267,684
Restricted cash advances and collateral		6,894	5,767
Current investments		70,645	59,977
Current investments - customer deposits		230,545	228,510
Total current investments		301,190	288,487
Accounts receivable		63,233	81,557
Inventories		540	515
Prepaid expenses and deposits		26,955	22,567
Assets held for sale		14,705	6,972
Income tax receivable		6,462	16,838
Derivatives	7	1,190	—
Total current assets		648,603	690,387
Non-current assets
Restricted cash advances and collateral		45,552	45,728
Prepaid expenses and deposits		20,379	20,798
Long-term accounts receivable		11,181	9,458
Long-term investments		6,957	6,921
Promissory note		—	4,827
Property and equipment		39,876	40,800
Investment tax credits receivable		3,090	1,892
Income tax receivable		21,894	—
Deferred income taxes		2,583	1,054
Derivatives	7	—	52,038
Goodwill and intangible assets		4,533,575	4,588,572
Total non-current assets		4,685,087	4,772,088
Total assets		5,333,690	5,462,475
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		115,810	135,777
Other payables		39,676	56,588
Provisions	8	19,837	212,780
Customer deposits		346,615	366,735
Income tax payable		16,059	23,616
Current maturity of long-term debt	6	4,562	47,750
Derivatives	7	—	4,922
Total current liabilities		542,559	848,168
Non-current liabilities
Long-term debt	6	2,449,914	2,380,829
Provisions	8	5,141	8,942
Derivatives	7	56,490	5,594
Income taxes payable		12,751	—
Deferred income taxes		17,220	17,214
Total non-current liabilities		2,541,516	2,412,579
Total liabilities		3,084,075	3,260,747
EQUITY
Share capital	9	1,872,048	1,862,789
Reserves	10	(60,936)	35,847
Retained earnings		438,193	302,288
Equity attributable to the owners of The Stars Group Inc.		2,249,305	2,200,924
Non-controlling interest		310	804
Total equity		2,249,615	2,201,728
Total liabilities and equity		5,333,690	5,462,475

See accompanying notes.

Approved and authorized for issue on behalf of the Board on August 9, 2017.

(Signed) “Divyesh (Dave) Gadhia”, Director Divyesh (Dave) Gadhia, Chairman of the Board	(Signed) “David Lazzarato”, Director David Lazzarato, Chairman of the Audit Committee

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six months ended June 30, 2017 and 2016:

	Share Capital
U.S. dollars	Common Shares number	Convertible Preferred Shares number	Common Shares amount $000’s	Convertible Preferred Shares amount $000’s	Reserves (note 10) $000’s	Retained Earnings $000’s	Equity attributable to the owners of The Stars Group Inc. $000's	Non-controlling interest $000’s	Total equity $000’s
Balance – January 1, 2016	133,426,193	1,139,249	887,014	684,386	280,964	166,144	2,018,508	1,398	2,019,906
Net earnings (loss)	—	—	—	—	—	78,278	78,278	(290)	77,988
Other comprehensive loss	—	—	—	—	(77,550)	—	(77,550)	—	(77,550)
Total comprehensive income (loss)	—	—	—	—	(77,550)	78,278	728	(290)	438
Issue of Common Shares in relation to exercised warrants	11,266,575	—	290,175	—	(288,981)	—	1,194	—	1,194
Issue of Common Shares in relation to exercised employee stock options	162,034	—	679	—	(166)	—	513	—	513
Stock-based compensation	—	—	—	—	6,418	—	6,418	—	6,418
Balance – June 30, 2016	144,854,802	1,139,249	1,177,868	684,386	(79,315)	244,422	2,027,361	1,108	2,028,469

Balance – January 1, 2017	145,101,127	1,139,249	1,178,404	684,385	35,847	302,288	2,200,924	804	2,201,728
Net earnings	—	—	—	—	—	135,905	135,905	331	136,236
Other comprehensive loss	—	—	—	—	(99,850)	—	(99,850)	—	(99,850)
Total comprehensive income (loss)	—	—	—	—	(99,850)	135,905	36,055	331	36,386
Issue of Common Shares in relation to Equity awards	2,100,775	—	9,751	—	(2,509)	—	7,242	—	7,242
Share cancellation	(76,437)	—	(492)	—	492	—	—	—	—
Stock-based compensation	—	—	—	—	4,616	—	4,616	—	4,616
Acquisition of non-controlling interest (Note 7)	—	—	—	—	468	—	468	(825)	(357)
Balance – June 30, 2017	147,125,465	1,139,249	1,187,663	684,385	(60,936)	438,193	2,249,305	310	2,249,615

See accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2017	2016
U.S. dollars	$000’s	$000’s
Operating activities
Net earnings	136,236	77,988
Interest accretion	18,195	16,516
Unrealized gain on foreign exchange	(6,512)	(22,386)
Depreciation of property and equipment	4,378	3,990
Amortization of intangible assets	63,781	61,454
Amortization of deferred development costs	4,176	2,139
Stock-based compensation	4,616	6,418
(Reversal of) Impairment of investment in associates and intangible assets	(7,312)	6,758
Gain on settlement of deferred consideration	(44)	—
Realized gain on investments	(7,127)	(2,296)
Unrealized (gain) loss on investments	(779)	4,773
Earnings from associates	—	(691)
Income tax expense (recovery) recognized in net earnings	(1,330)	4,478
Income taxes paid	(7,025)	(9,508)
Interest expense	63,443	65,692
Dormant accounts recognized as revenue	(2,345)	(3,225)
Changes in non-cash operating elements of working capital	(11,357)	(19,270)
Customer deposit liability movement	(25,282)	(78,198)
Other	261	316
Net cash inflows from operating activities	225,973	114,948
Financing activities
Issuance of capital stock in relation with exercised warrants	—	1,194
Issuance of capital stock in relation with exercised employee stock options	7,222	513
Interest paid	(65,064)	(66,545)
Settlement of margin	(7,602)	—
Gain on settlement of derivative	13,904	—
Transaction costs on repricing of long-term debt	(4,719)	—
Payment of deferred consideration	(197,510)	—
Repayment of long-term debt	(12,870)	(34,442)
Net cash outflows from financing activities	(266,639)	(99,280)
Investing activities
Additions in deferred development costs	(10,426)	(10,370)
Purchase of property and equipment	(2,254)	(2,798)
Acquired intangible assets	(919)	(6,049)
Purchase (sale) of investments	1,088	(9,739)
Cash movement into restricted cash advances and collateral	(390)	(65,658)
Settlement of minimum revenue guarantee	(4,282)	(11,660)
Settlement of promissory note	8,084	—
Net sale of investments utilizing customer deposits	6,682	11,322
Acquisition of subsidiary net of cash acquired	(6,513)	(5,297)
Net cash outflows from investing activities	(8,930)	(100,249)
Decrease in cash and cash equivalents	(49,596)	(84,581)
Cash and cash equivalents – beginning of period	267,684	274,359
Unrealized foreign exchange difference on cash and cash equivalents	9,346	(653)
Cash and cash equivalents - end of period	227,434	189,125

See accompanying notes.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF BUSINESS

The Stars Group Inc., formerly known as Amaya Inc. (“The Stars Group” or the “Corporation”), is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. As at June 30, 2017, The Stars Group had two major lines of operations within its Business‑to‑Consumer (“B2C”) business, real-money online poker (“Poker”) and real-money online casino and sportsbook (“Casino & Sportsbook”). As it relates to these two business lines, online revenues include revenues generated through the Corporation’s real-money online, mobile and desktop client platforms.

Through Stars Interactive Holdings (IOM) Limited and its subsidiaries and affiliates (collectively, “Stars Interactive” (formerly referred to by the Corporation as “Rational Group”)), The Stars Group’s B2C business operates globally and conducts its principal activities from its headquarters in the Isle of Man. Through its Stars Interactive division, the Corporation ultimately owns and operates gaming and related interactive entertainment businesses, which it offers under several owned brands including, among others, PokerStars, PokerStars Casino, BetStars, Full Tilt, StarsDraft, and the PokerStars Championship, PokerStars Festival and PokerStars Megastack live poker tour brands (incorporating aspects of the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and Asia Pacific Poker Tour).

The Stars Group’s registered head office is located at 200 Bay Street, South Tower, Suite 3250, Toronto, Ontario, Canada, M5J 2J2 and its common shares (“Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “TSGI” and the Nasdaq Global Select Market under the symbol “TSG”.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34—Interim Financial Reporting as issued by the International Accounting Standards Board, and do not include all of the information required for full annual consolidated financial statements. The accounting policies and methods of computation applied in these unaudited interim condensed consolidated financial statements are consistent with those applied by the Corporation in its audited consolidated financial statements as at and for the year ended December 31, 2016 and related notes contained therein (the “2016 Financial Statements”). These unaudited interim condensed consolidated financial statements should be read in conjunction with the 2016 Financial Statements.

For reporting purposes, the Corporation prepares its financial statements in U.S. dollars. Unless otherwise indicated, all dollar (“$”) amounts and references to “USD” or “USD $” in these unaudited interim condensed consolidated financial statements are expressed in U.S. dollars. References to ‘‘EUR’’ or “€” are to European Euros, references to ‘‘CDN’’ or “CDN $” are to Canadian dollars and references to “GBP” are to Great Britain Pound Sterling. Unless otherwise indicated, all references to a specific “note” refers to these notes to the unaudited interim condensed consolidated financial statements of the Corporation for the three and six months ended June 30, 2017. References to “IFRS” and “IASB” are to International Financial Reporting Standards and the International Accounting Standards Board, respectively.

New significant accounting policies

Debt modification

From time to time, the Corporation pursues amendments to its credit agreements based on prevailing market conditions. Such amendments, when completed, are considered by the Corporation to be debt modifications. The accounting treatment of a debt modification depends on whether the modified terms are substantially different than the previous terms. Terms of an amended debt agreement are considered to be substantially different when the discounted present value of the cash flows under the new terms discounted using the original effective interest rate, is at least ten percent different from the discounted present value of the remaining cash flows of the original debt. If the modification is not substantially different, it will be considered as a modification with any costs or fees incurred adjusting the carrying amount of the liability and amortized over the remaining term of the liability. If the modification is substantially different then the transaction is accounted for as an extinguishment of the old debt instrument with an adjustment to the carrying amount of the liability being recorded in the unaudited interim condensed statement of earnings immediately.

Cash flow hedges

Hedge accounting is discontinued on a prospective basis when the hedge no longer meets the hedge accounting criteria (including when it becomes ineffective), when the hedge instrument is sold, terminated or exercised and when, for cash flow hedges, the designation is revoked and the forecast transaction is no longer expected to occur. The cumulative gain or loss deferred in the unaudited interim condensed statement of Other comprehensive income should be classified to the unaudited interim condensed statement of earnings in the same period during which the hedged forecast cash flows affect net earnings. Where the forecast transaction is no longer expected to occur, the cumulative gain or loss deferred in Other comprehensive income is transferred immediately to net earnings.

3.	SEGMENTED INFORMATION

For the three and six months ended June 30, 2017 and 2016, the Corporation had one reportable segment, B2C, which for the purposes of the financial statements is further divided into the Poker and Casino & Sportsbook business lines. The Chief Operating Decision Makers receive business line revenue information throughout the year for the purposes of assessing their respective performance. Other B2C sources of revenue are aggregated into “Other”, while certain other nominal sources of revenue and corporate costs are included in “Corporate”.

Segmented net earnings for the three months ended June 30, 2017:

	Three Months Ended June 30, 2017
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Revenue	202,889	89,562	12,762	305,213	92	305,305
Selling				(39,729)	(95)	(39,824)
General and administrative				(124,636)	(11,804)	(136,440)
Financial				(41,055)	(642)	(41,697)
Gaming duty				(25,654)	—	(25,654)
Income from investments				749	4,026	4,775
Net earnings (loss) before income taxes				74,888	(8,423)	66,465
Income tax (recovery) expense				(4,123)	105	(4,018)
Net earnings (loss)				79,011	(8,528)	70,483

Other segmented information
Depreciation & amortization				36,530	70	36,600
Bad debt				1,563	—	1,563
Total Assets				5,321,020	12,670	5,333,690
Total Liabilities				3,065,178	18,897	3,084,075

Segmented net earnings for the three months ended June 30, 2016:

	Three Months Ended June 30, 2016 (As reclassified)
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Revenue	215,622	59,615	10,479	285,716	46	285,762
Selling				(38,219)	(113)	(38,332)
General and administrative				(136,760)	(17,886)	(154,646)
Financial				(29,899)	2,536	(27,363)
Gaming duty				(27,498)	—	(27,498)
Acquisition-related costs				(15)	—	(15)
Loss from investments				(3,102)	(10,524)	(13,626)
Earnings from associates				—	731	731
Net earnings (loss) before income taxes				50,223	(25,210)	25,013
Income taxes (recovery) expense				2,527	(11)	2,516
Net earnings (loss)				47,696	(25,199)	22,497

Other segmented information
Depreciation & amortization				34,153	147	34,300
Bad debt				1,296	169	1,465
Total Assets				5,479,270	78,595	5,557,865
Total Liabilities				3,503,362	26,034	3,529,396

Segmented net earnings for the six months ended June 30, 2017:

	Six Months Ended June 30, 2017
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Revenue	421,553	176,342	24,616	622,511	114	622,625
Selling				(82,766)	(109)	(82,875)
General and administrative				(243,190)	(24,391)	(267,581)
Financial				(81,505)	(781)	(82,286)
Gaming duty				(60,187)	—	(60,187)
Income (loss) from investments				(129)	5,339	5,210
Net earnings (loss) before income taxes				154,734	(19,828)	134,906
Income tax (recovery) expense				(1,726)	396	(1,330)
Net earnings (loss)				156,460	(20,224)	136,236

Other segmented information
Depreciation & amortization				72,188	147	72,335
Bad debt				3,339	—	3,339
Total Assets				5,321,020	12,670	5,333,690
Total Liabilities				3,065,178	18,897	3,084,075

Segmented net earnings for the six months ended June 30, 2016:

	Six Months Ended June 30, 2016 (As reclassified)
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Revenue	431,996	119,729	22,450	574,175	105	574,280
Selling				(81,629)	(149)	(81,778)
General and administrative				(262,610)	(34,828)	(297,438)
Financial				(58,811)	6,535	(52,276)
Gaming duty				(56,853)	—	(56,853)
Acquisition-related costs				(199)	—	(199)
Loss from investments				(2,205)	(1,756)	(3,961)
Earnings from associates				—	691	691
Net earnings (loss) before income taxes				111,868	(29,402)	82,466
Income taxes (recovery) expense				4,505	(27)	4,478
Net earnings (loss)				107,363	(29,375)	77,988

Other segmented information
Depreciation & amortization				67,290	293	67,583
Bad debt				2,267	169	2,436
Total Assets				5,479,270	78,595	5,557,865
Total Liabilities				3,503,362	26,034	3,529,396

The Corporation also evaluates revenue performance by geographic region based on the primary jurisdiction where the Corporation is licensed or approved to offer, or offers through third party licenses or approvals, its products and services. The following tables set out the proportion of revenue attributable to each gaming license or approval (as opposed to the jurisdiction where the customer was located) that either generated a minimum of 5% of total consolidated revenue for the three or six months ended June 30, 2017 or 2016, as applicable, or that the Corporation otherwise deems relevant based on its historical reporting of the same or otherwise:

	Three Months Ended June 30, 2017
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Isle of Man	83,709	7,876	—	91,585	—	91,585
Malta	48,991	53,035	—	102,026	—	102,026
Italy	17,999	11,646	143	29,788	—	29,788
United Kingdom	13,386	3,541	63	16,990	—	16,990
Spain	9,801	7,608	161	17,570	—	17,570
France	10,739	1,925	122	12,786	—	12,786
Other licensed or approved jurisdictions	18,264	3,931	12,273	34,468	92	34,560
	202,889	89,562	12,762	305,213	92	305,305

	Three Months Ended June 30, 2016 (As reclassified)
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Isle of Man	87,355	2,952	—	90,307	—	90,307
Malta	59,929	38,600	—	98,529	—	98,529
Italy	18,636	6,375	143	25,154	—	25,154
United Kingdom	15,036	3,845	90	18,971	—	18,971
Spain	10,142	6,146	150	16,438	—	16,438
France	12,610	326	132	13,068	—	13,068
Other licensed or approved jurisdictions	11,914	1,371	9,964	23,249	46	23,295
	215,622	59,615	10,479	285,716	46	285,762

	Six Months Ended June 30, 2017
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Isle of Man	171,354	18,134	—	189,488	—	189,488
Malta	101,162	102,276	—	203,438	—	203,438
Italy	39,734	22,528	300	62,562	—	62,562
United Kingdom	26,360	6,239	133	32,732	—	32,732
Spain	21,070	15,076	338	36,484	—	36,484
France	23,139	3,536	258	26,933	—	26,933
Other licensed or approved jurisdictions	38,734	8,553	23,587	70,874	114	70,988
	421,553	176,342	24,616	622,511	114	622,625

	Six Months Ended June 30, 2016 (As reclassified)
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Isle of Man	171,441	6,216	—	177,657	—	177,657
Malta	120,288	79,900	—	200,188	—	200,188
Italy	40,031	12,827	301	53,159	—	53,159
United Kingdom	30,058	7,133	197	37,388	—	37,388
Spain	19,630	11,628	315	31,573	—	31,573
France	28,166	326	280	28,772	—	28,772
Other licensed or approved jurisdictions	22,382	1,699	21,357	45,438	105	45,543
	431,996	119,729	22,450	574,175	105	574,280

The Corporation reclassified interest revenue previously included within Revenue, to Income from investments. The Corporation has determined that the impact of these corrections is immaterial.

The distribution of some of the Corporation’s non-current assets (goodwill, intangible assets and property and equipment) by geographic region is as follows:

	As at June 30,	As at December 31,
	2017	2016
	$000’s	$000’s
Geographic Area
Canada	44,115	39,993
Isle of Man	4,504,370	4,567,314
Malta	—	—
Italy	46	47
United Kingdom	7,112	6,380
Other licensed or approved jurisdictions	17,808	15,638
	4,573,451	4,629,372

4.	EXPENSES CLASSIFIED BY NATURE

	Three Months Ended June 30,		Six Months Ended June 30,
	2017 $000’s	2016 $000’s (As reclassified)	2017 $000’s	2016 $000’s (As reclassified)
Financial
Interest and bank charges	39,565	39,865	82,567	82,379
Foreign exchange (gain) loss	2,132	(12,502)	(281)	(30,103)
	41,697	27,363	82,286	52,276
General and administrative
Processor costs	16,564	13,328	33,338	27,112
Office	18,602	18,842	37,078	37,538
Salaries and fringe benefits	39,690	53,309	77,618	96,290
Research and development salaries	5,383	6,848	12,483	15,719
Stock-based compensation	2,452	3,352	4,616	6,418
Depreciation of property and equipment	2,217	2,033	4,378	3,990
Amortization of deferred development costs	2,299	1,046	4,176	2,139
Amortization of intangible assets	32,084	31,221	63,781	61,454
Professional fees	16,012	16,350	33,825	37,268
(Reversal of) Impairment on investment in associates and intangible assets	(628)	6,758	(7,312)	6,758
Bad debt	1,563	1,465	3,339	2,436
Loss on disposal of assets	202	94	261	316
	136,440	154,646	267,581	297,438

Selling
Marketing	32,681	33,967	68,777	72,402
Royalties	7,143	4,365	14,098	9,376
	39,824	38,332	82,875	81,778

Gaming duty	25,654	27,498	60,187	56,853

Acquisition-related costs
Professional fees	—	15	—	199
	—	15	—	199

The Corporation changed the presentation of certain items within its unaudited interim condensed consolidated statement of earnings for the comparative period to conform to the current year’s presentation. The Corporation reclassified travel and entertainment costs previously included within “Selling” expenses to “Office” expenses. The Corporation has determined that impact of this correction is immaterial. The Corporation also segregated Selling expenses into “Marketing” and “Royalties” in order to provide a better understanding to the readers of the distribution of expenses within Selling expenses. None of these reclassifications had a net earnings impact on the unaudited interim condensed consolidated statement of earnings.

During the three months ended June 30, 2017, the Corporation received $5.77 million in indemnification proceeds from the sellers of Stars Interactive for gaming duty, professional fees and taxes owed for periods prior to the Corporation’s acquisition of Stars Interactive on August 1, 2014 (the “Stars Interactive Acquisition” (formerly referred to by the Corporation as the “Rational Group Acquisition”)). In addition, the Corporation received a refund of $2.85 million in taxes and penalties from the Belgian tax authorities. The amount received from the sellers was classified as Gaming duty, Professional fees and Income taxes and the amount received from the Belgian tax authorities was classified as Income taxes.

5.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per Common Share for the following periods:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Numerator
Numerator for basic and diluted earnings per Common Share – net earnings	$70,494,000	$22,639,000	$135,905,000	$78,278,000
Denominator
Denominator for basic earnings per Common Share – weighted average number of Common Shares	146,703,034	142,167,870	146,135,517	137,921,027
Effect of dilutive securities
Stock options	908,946	1,366,493	632,043	1,352,361
Performance share units	27,434	—	—	—
Restricted share units	11,676	—	—	—
Warrants	786,969	—	455,749	—
Convertible Preferred Shares	55,029,244	51,870,340	54,745,877	51,604,707
Effect of dilutive securities	56,764,269	53,236,833	55,833,669	52,957,068
Dilutive potential for diluted earnings per Common Share	203,467,303	195,404,703	201,969,186	190,878,095
Basic earnings per Common Share	$0.48	$0.16	$0.93	$0.57
Diluted earnings per Common Share	$0.35	$0.12	$0.67	$0.41

6.	LONG-TERM DEBT

The following is a summary of long-term debt outstanding at June 30, 2017 and December 31, 2016 (all capitalized terms used in the table below relating to such long-term debt are defined below in this note):

	Interest rate	June 30, 2017, Principal outstanding balance in local denominated currency	June 30, 2017 Carrying amount	December 31, 2016, Principal outstanding balance in local denominated currency	December 31, 2016 Carrying amount
		000’s	$000’s	000’s	$000’s
USD First Lien Term Loan	4.65%	1,905,376	1,852,138	2,021,097	1,965,929
EUR First Lien Term Loan	3.75%	384,182	433,243	286,143	296,197
USD Second Lien Term Loan	8.15%	210,000	169,095	210,000	166,453
Total long-term debt			2,454,476		2,428,579
Current portion			4,562		47,750
Non-current portion			2,449,914		2,380,829

During the three months ended June 30, 2017, the Corporation incurred the following interest on its then-outstanding long-term debt:

	Effective interest rate	Interest $000's	Interest Accretion $000's	Total Interest $000's
USD First Lien Term Loan	5.57%	18,001	2,953	20,954
EUR First Lien Term Loan	4.09%	4,178	322	4,500
USD Second Lien Term Loan	13.61%	4,325	1,309	5,634
Total		26,504	4,584	31,088

During the three months ended June 30, 2016, the Corporation incurred the following interest on its then-outstanding long-term debt:

	Effective interest rate	Interest $000's	Interest Accretion $000's	Total Interest $000's
USD First Lien Term Loan	5.71%	24,304	(335)	23,969
EUR First Lien Term Loan	5.68%	4,322	500	4,822
USD Second Lien Term Loan	13.26%	4,248	1,207	5,455
CDN 2013 Debentures	14.10%	—	4	4
Total		32,874	1,376	34,250

During the six months ended June 30, 2017, the Corporation incurred the following interest on its then-outstanding long-term debt:

	Effective interest rate	Interest $000's	Interest Accretion $000's	Total Interest $000's
USD First Lien Term Loan	5.57%	39,125	5,837	44,962
EUR First Lien Term Loan	4.09%	8,110	593	8,703
USD Second Lien Term Loan	13.61%	8,524	2,642	11,166
Total		55,759	9,072	64,831

During the six months ended June 30, 2016, the Corporation incurred the following interest on its then-outstanding long-term debt:

	Effective interest rate	Interest $000's	Interest Accretion $000's	Total Interest $000's
USD First Lien Term Loan	5.71%	47,993	2,442	50,435
EUR First Lien Term Loan	5.68%	8,552	752	9,304
USD Second Lien Term Loan	13.26%	8,495	2,376	10,871
CDN 2013 Debentures	14.10%	—	125	125
Total		65,040	5,695	70,735

The Corporation’s debt balance as at June 30, 2017 was as follows:

		Cash		Non-cash
	Opening Balance $000's	Principal Movements $000's	Transaction costs $000's	Accretion $000's	Translation $000's	Total $000's	Current $000's	Long-term $000's
USD First Lien Term Loan	1,965,928	(115,722)	(3,905)	5,837	—	1,852,138	7,347	1,844,791
EUR First Lien Term Loan	296,198	102,852	(829)	593	34,429	433,243	3,170	430,073
USD Second Lien Term Loan	166,453	—	—	2,642	—	169,095	(5,955)	175,050
Total	2,428,579	(12,870)	(4,734)	9,072	34,429	2,454,476	4,562	2,449,914

The Corporation’s debt balance as at December 31, 2016 was as follows:

		Cash		Non-cash
	Opening Balance $000's	Principal Movements $000's	Transaction costs $000's	Accretion $000's	Translation $000's	Total $000's	Current $000's	Long-term $000's
USD First Lien Term Loan	1,978,763	(20,587)	—	7,752	—	1,965,928	45,848	1,920,080
EUR First Lien Term Loan	307,584	(3,204)	—	1,241	(9,423)	296,198	7,512	288,686
USD Second Lien Term Loan	161,524	—	—	4,929	—	166,453	(5,610)	172,063
CDN 2013 Debentures	21,556	(22,561)	—	—	1,005	—	—	—
Total	2,469,427	(46,352)	—	13,922	(8,418)	2,428,579	47,750	2,380,829

The principal repayments of the Corporation’s currently outstanding long-term debt over the next five years, as adjusted for revised estimates of excess cash flow allocations to the principal repayment of the First Lien Term Loans, amount to the following:

	1 Year $000's	2 Years $000's	3 Years $000's	4 Years $000's	5 Years and Greater $000's
USD First Lien Term Loan	19,443	19,443	19,443	19,443	1,827,605
EUR First Lien Term Loan	4,478	4,478	4,478	4,478	420,957
USD Second Lien Term Loan	—	—	—	—	210,000
Total	23,921	23,921	23,921	23,921	2,458,562

(a)	First and Second Lien Term Loans

On August 1, 2014, the Corporation completed the Stars Interactive Acquisition, which was partly financed through the issuance of long-term debt, allocated into first and second lien term loans. Without giving effect to the Refinancing and Repricing (each as defined below), the first lien term loans consisted of a $1.75 billion seven-year first lien term loan priced at LIBOR plus 4.00% (the “USD First Lien Term Loan”) and a €200 million seven-year first lien term loan priced at Euribor plus 4.25% (the “EUR First Lien Term Loan” and, together with the USD First Lien Term Loan, the “First Lien Term Loans”), in each case with a 1.00% LIBOR and Euribor floor and repayable on August 22, 2021. Also without giving effect to the Refinancing and Repricing, the second lien term loan consisted of an $800 million eight-year loan priced at LIBOR plus 7.00%, with a 1.00% LIBOR floor and repayable on August 1, 2022 (the “USD Second Lien Term Loan”).

On August 12, 2015, the Corporation completed the previously announced refinancing of certain of its outstanding long-term indebtedness (the “Refinancing). The Refinancing included the repayment of approximately $590 million of the USD Second Lien Term Loan. The Corporation funded this repayment, as well as fees and related costs, through a combination of an approximately $315 million increase of the existing USD First Lien Term Loan, approximately €92 million increase of the existing EUR First Lien Term Loan and approximately $195 million in cash.  The credit agreement related to the First Lien Term Loans was amended to, among other things, provide for these increased term loan facilities.

In addition, on March 3, 2017, the Corporation completed the repricing and retranching of the First Lien Term Loans and amended the applicable credit agreement (collectively, the “Repricing”). The Repricing included reducing the applicable interest rate margin on the First Lien Term Loans by 50 basis points to LIBOR plus 350 basis points with a LIBOR floor of 100 basis points and Euribor plus 375 basis points with no Euribor floor, respectively, and retranching such loans by raising €100 million of incremental debt on the EUR First Lien Term Loan and using the proceeds to reduce the USD First Lien Term Loan by $106 million.

The Corporation and the lenders also amended the credit agreement for the First Lien Term Loans to, among other things, reflect the Repricing and waive the required 2016 and 2017 excess cash flow repayments (as defined and described in the credit agreement) previously due on March 31, 2017 and March 31, 2018, respectively.

The Repricing has been accounted for as a debt modification as the terms of the amended credit agreement were not considered to be substantially different than the previous terms and as a result there was no significant impact on the carrying amount.

First Lien Term Loans

Except as set forth above, the Corporation is required to allocate up to 50% of the excess cash flow of the Corporation to the principal repayment of the First Lien Term Loans. Excess cash flow is referred to as EBITDA of Stars Group Holdings B.V. on a consolidated basis for such excess cash flow period (i.e., each fiscal year commencing with the fiscal year ending on December 31, 2015), minus, without duplication, debt service, capital expenditures, permitted business acquisitions and investments, taxes paid in cash, increases in working capital, cash expenditures in respect of swap agreements, any extraordinary, unusual or nonrecurring loss, income or gain on asset dispositions, and plus, without any duplication, decreases in working capital, capital expenditures funded with the proceeds of the issuance of debt or the issuance of equity, cash payments received in respect of swap agreements, any extraordinary, unusual or nonrecurring gain realized in cash and cash interest income to the extent deducted in the computation of EBITDA.

The percentage allocated to the principal repayment can fluctuate based on the following:

•

If the total secured leverage ratio at the end of the applicable excess cash flow period is less than or equal to 4.75 to 1.00 but is greater than 4.00 to 1.00, the repayments will be 25% of the excess cash flow.

•	If the total secured leverage ratio at the end of the applicable excess cash flow period is less than or equal to 4.00 to 1.00, the repayment will be 0% of the excess cash flow.

The agreement for the First Lien Term Loans restricts Stars Group Holdings B.V. and its subsidiaries from, among other things, incurring additional debt or granting additional liens on its assets and equity, distributing equity interests and distributing any assets to third parties.

Second Lien Term Loan

Giving effect to the Refinancing, the Second Lien Term Loan decreased to $210 million. The applicable interest rate remained the same.

(b)2013 Debentures

On February 7, 2013, the Corporation closed a private placement of units, issuing and selling 30,000 units at a price of CDN $1,000 per unit for aggregate gross proceeds of CDN $30 million. Each unit consisted of certain non-convertible subordinated debentures (the “CDN 2013 Debentures”) and non-transferable Common Share purchase warrants. The CDN 2013 Debentures matured on January 31, 2016 and CDN $30 million was repaid on February 1, 2016 and the then-remaining outstanding warrants expired on January 31, 2016.  As of such date, the Corporation had no further obligations under or with respect to the same.

7.	DERIVATIVES

The Corporation is exposed to interest rate and currency risk. The Corporation uses derivative financial instruments for risk management purposes and anticipates that such instruments will mitigate interest rate and currency risk, as applicable. As such, any change in cash flows associated with derivative instruments is expected to be offset by changes in cash flows related to the hedged position.

Cash flow hedge accounting

On March 2, 2015, a subsidiary of the Corporation entered into cross-currency interest rate swap agreements (the “March 2015 Swap Agreements”). A USD notional amount of $1.74 billion was designated in cash flow hedge relationships to hedge the interest rate and foreign exchange of the USD First Lien Term Loan bearing a minimum floating interest rate of 4.5% (USD three-month LIBOR plus a 3.5% margin, with a LIBOR floor of 1.0%). The March 2015 Swap Agreements, which mature in five years, fixes the Euro to USD exchange rate at 1.1102 and fixes the Euro interest payments at an average rate of 4.6016%.

In connection with the Refinancing, a subsidiary of the Corporation entered into two additional cross-currency interest rate swap agreements to hedge the interest rate and foreign exchange, effective August 12, 2015, for a USD notional amount of $325 million (the “August 2015 Swap Agreements” and together with the March 2015 Swap Agreements, the “Swap Agreements”). A portion of the August 2015 Swap Agreements (USD notional amount of $302 million) was designated in cash flow hedge relationships to hedge the interest rate and foreign exchange of the USD First Lien Term Loan bearing a minimum floating interest rate of 4.5% (USD three-month LIBOR plus a 3.5% margin, with a LIBOR floor of 1.0%). The August 2015 Swap Agreements, which mature in five years, fix the Euro to USD exchange rate of 1.094 and fix the Euro interest payments at an average rate of 4.657%. During the six months ended June 30, 2017, the Corporation unwound and settled a notional principal amount of $616.54 million of the Swap Agreements for a gain of $13.9 million.

As part of the Repricing, the Corporation reduced the applicable interest rate margin on the First Lien Term Loans by 50 basis points to LIBOR plus 350 basis points with a LIBOR floor of 100 basis points. As a result, the Corporation de-designated and re-designated the applicable hedging instruments in new hedge accounting relationships. An amount of $7.33 million was recognized as Financial expenses during the six months ended June 30, 2017 relating to the amortization of the Other comprehensive income balance brought forward from the previous hedge accounting relationship.

During the three and six months ended June 30, 2017 and 2016, there was no ineffectiveness with respect to the cash flow hedge.

During the three and six months ended June 30, 2017, $4.44 million and $7.44 million respectively (June 30, 2016 - $1.78 million and $3.10 million) was reclassified from “Reserves” to the unaudited interim condensed consolidated statement of earnings as Financial expenses.

The fair value of the Swap Agreements in hedging relationships included in the derivative liabilities of the Corporation as at June 30, 2017 was $56.49 million (derivative assets at December 31, 2016 – $52.04 million).

Net investment hedge accounting

During the period ended June 30, 2017 and during a portion of the year ended December 31, 2016, the Corporation designated a portion of the USD First Lien Term Loan, its entire principal amount of the USD Second Lien Term Loan and its then-outstanding deferred consideration (i.e., the deferred purchase price for the Stars Interactive Acquisition) as a foreign exchange hedge of its net investment in its foreign operations. Accordingly, the portion of the gains arising from the translation of the USD-denominated liabilities that was determined to be an effective hedge during the period was recognized in the unaudited interim condensed consolidated statements of comprehensive income (loss), counterbalancing a portion of the losses arising from translation of the Corporation’s net investment in its foreign operations. During the three and six months ended June 30, 2017, there was no ineffectiveness with respect to the net investment hedge.

For the three and six months ended June 30, 2017, the Corporation recorded an unrealized exchange loss on translation of $67.32 million and $92.34 million (June 30, 2016 - $13.11 million and $13.11 million) in the “Cumulative translation adjustment” in reserves related to the translation of a portion of the USD First Lien Term Loan, USD Second Lien Term Loan and the deferred consideration.

Put liabilities

In connection with the July 31, 2015 acquisition of Stars Fantasy Sports Subco, LLC (“Stars Fantasy”), the operator of, among other things, the Corporation’s StarsDraft brand, the Corporation granted a put option to the sellers whereby such sellers have the right, but not the obligation, to sell to the Corporation all the equity interests then held by such sellers. During the six months ended June 30, 2017, the Corporation acquired the remaining equity interests from the sellers. The derivative as at June 30, 2017 was $nil (December 31, 2016 - $5.59 million).

The following table summarizes the fair value of derivatives as at June 30, 2017 and December 31, 2016 and the change in fair value for the six months ended June 30, 2017 and year ended December 31, 2016:

	Forward Contracts $000's	Cross-currency interest rate swap contracts $000's	Currency options $000's	Total $000's
Opening balance, as at January 1, 2016	4,012	9,473	—	13,485
Unrealized gain (loss) in fair value	(4,012)	42,565	—	38,553
Total derivative asset as at December 31, 2016	—	52,038	—	52,038
Acquisition	—	—	906	906
Realized gain	—	(13,904)	(12)	(13,916)
Unrealized gain (loss) in fair value	—	(38,134)	296	(37,838)
Total derivative asset as at June 30, 2017	—	—	1,190	1,190
Current portion	—	—	1,190	1,190
Non-current portion	—	—	—	—

	Forward Contracts $000's	Cross-currency interest rate swap contracts $000's	Put Liability $000's	Total $000's
Opening balance, as at January 1, 2016	2,184	16,538	6,102	24,824
Unrealized gain (loss) in fair value	3,106	(16,538)	(815)	(14,247)
Accretion	—	—	307	307
Translation	(368)	—	—	(368)
Total derivative liability as at December 31, 2016	4,922	—	5,594	10,516
Unrealized gain (loss) in fair value	(1,736)	58,792	—	57,056
Realized loss on settlement	(2,919)	—	—	(2,919)
Settlement	(177)	—	(5,594)	(5,771)
Translation	(90)	(2,302)	—	(2,392)
Total derivative liability as at June 30, 2017	—	56,490	—	56,490
Current portion	—	—	—	—
Non-current portion	—	56,490	—	56,490

8. PROVISIONS

The provisions in the unaudited interim condensed consolidated statements of financial position include, among other items, the provision for jackpots, the provision for deferred consideration primarily relating to the deferred payment for the Stars Interactive Acquisition and the minimum revenue guarantees or EBITDA support agreement, as applicable, in connection with the sale of WagerLogic Malta Holdings Ltd., the sale of Amaya (Alberta) Inc. (formerly Chartwell Technology Inc.) (“Chartwell”) and CryptoLogic Ltd., to NYX Gaming Group Limited (TSXV: NYX) (“NYX Gaming Group”) and NYX Digital Gaming (Canada) ULC,

a subsidiary of NYX Gaming Group (the “NYX Sub”) (the “Chartwell/Cryptologic Sale”), and the initial public offering (the “Innova Offering”) of Innova Gaming Group Inc. (TSX: IGG) (“Innova”).

The purchase price for the Stars Interactive Acquisition included a deferred payment of $400 million payable on February 1, 2017. The Corporation paid the remaining balance in full during the six months ended June 30, 2017. The fair value of the deferred payment as at June 30, 2017 of $nil (December 31, 2016 - $195.51 million) is recorded in Provisions.

The carrying amounts and the movements in the provisions during the periods ended June 30, 2017 and December 31, 2016 are as follows:

	Player bonuses and jackpots $000’s	Deferred consideration (*) $000’s	Minimum revenue guarantee $000’s	Other $000’s	Total $000’s
Balance at January 1, 2016	2,688	382,728	19,395	1,087	405,898
Additional provision recognized (non-cash)	13,885	—	5,762	4,613	24,260
Payments (cash)	(15,013)	(200,000)	(8,998)	(5,700)	(229,711)
Accretion of discount (non-cash)	—	22,277	1,095	—	23,372
Gain on settlement of deferred consideration (non-cash)	—	(2,466)	—	—	(2,466)
Foreign exchange translation losses (non-cash)	11	(24)	382	—	369
Balance at December 31, 2016	1,571	202,515	17,636	—	221,722
Adjustment to provision recognized (non-cash)	22,122	(815)	(779)	—	20,528
Payments (cash)	(18,618)	(197,510)	(4,282)	—	(220,410)
Accretion of discount (non-cash)	—	2,048	476	—	2,524
Foreign exchange translation losses (non-cash)	—	62	552	—	614
Balance at June 30, 2017	5,075	6,300	13,603	—	24,978

Current portion at December 31, 2016	1,571	202,515	8,694	—	212,780
Non-current portion at December 31, 2016	—	—	8,942	—	8,942
Current portion at June 30, 2017	5,075	6,300	8,462	—	19,837
Non-current portion at June 30, 2017	—	—	5,141	—	5,141

(*) The closing provision of $6.30 million as at June 30, 2017 is contingent on future events.

9.	SHARE CAPITAL

The authorized share capital of the Corporation consists of an unlimited number of Common Shares, with no par value, and an unlimited number of convertible preferred shares (“Preferred Shares”), with no par value, issuable in series.

As at June 30, 2017, the Preferred Shares are convertible into 56,680,120 Common Shares (as at December 31, 2016 –54,750,496).

During the six months ended June 30, 2017:

•

the Corporation issued 2,100,775 Common Shares for cash consideration of $7.24 million as a result of the exercise of equity awards. The exercised stock options were initially valued at $2.51 million. Upon the exercise of such equity awards, the value originally allocated to the equity awards in reserves was reallocated to the Common Shares so issued.

•	the Corporation cancelled 76,437 shares related to the acquisition of Chartwell in 2011 that were unclaimed and surrendered to the Corporation.

10.	RESERVES

The following table highlights the classes of reserves included in the Corporation’s equity:

	Warrants $000’s	Equity awards $000’s	Treasury shares $000’s	Cumulative translation adjustments $000’s	Available for sale investments $000’s	Derivatives $000’s	Other $000’s	Total $000’s
Balance – January 1, 2016	303,620	21,147	(30,035)	54,202	(12,282)	(56,937)	1,249	280,964
Cumulative translation adjustments	—	—	—	22,969	—	—	—	22,969
Stock-based compensation	—	10,289	—	—	—	—	—	10,289
Exercise of warrants	(288,982)	—	—	—	—	—	—	(288,982)
Exercise of stock options	—	(294)	—	—	—	—	—	(294)
Realized losses (gains)	—	—	—	—	4,394	(42,263)	—	(37,869)
Unrealized (losses) gains	—	—	—	—	(2,095)	50,865	—	48,770
Balance – December 31, 2016	14,638	31,142	(30,035)	77,171	(9,983)	(48,335)	1,249	35,847
Cumulative translation adjustments	—	—	—	(112,785)	—	—	—	(112,785)
Stock-based compensation	—	4,616	—	—	—	—	—	4,616
Exercise of equity awards	—	(2,509)	—	—	—	—	—	(2,509)
Realized losses (gains)	—	—	—	—	(3,625)	93,521	—	89,896
Unrealized (losses) gains	—	—	—	—	16,338	(93,299)	—	(76,961)
Reclassification (See below)	—	—	—	(9,196)	9,196	—	—	—
Other	—	—	492	—	—	5,594	(5,126)	960
Balance – June 30, 2017	14,638	33,249	(29,543)	(44,810)	11,926	(42,519)	(3,877)	(60,936)

During the three months ended June 30, 2017, the Corporation reclassified $9.19 million from the Cumulative translation adjustments reserve to “Available-for-sale investments” reserve to correct an error in the recording of the change in valuation of the Available-for-sale investments as at December 31, 2015.  The reclassification in the period does not impact the Corporation’s net assets as at December 31, 2015 or December 31, 2016 or Net earnings for the years ending December 31, 2015 or December 31, 2016.  There was also no impact to Total comprehensive income as reported for the year ending December 31, 2015. For the year ending December 31, 2015, the loss in fair value reported in the Available-for-sale investments in Other comprehensive income reported of $17.02 million was overstated by $9.19 million and the unrealized foreign currency translation gain from continuing operations reported as $81.58 million was overstated by $9.19 million.

11.	FAIR VALUE

The Corporation determined that the carrying values of its short-term financial assets and liabilities approximate their fair value because of the relatively short periods to maturity of these instruments and low risk of credit.

Certain of the Corporation’s financial assets and liabilities are measured at fair value at the end of each reporting period. The following table provides information about how the fair values of these financial assets and liabilities are determined as at each of June 30, 2017 and December 31, 2016:

	As at June 30, 2017
	Fair value & carrying value	Level 1	Level 2	Level 3
	$000’s	$000’s	$000’s	$000’s
Funds - Available for sale	18,089	18,089	—	—
Bonds - Available for sale	118,788	118,788	—	—
Debentures - Fair value through profit/loss	8,067	—	8,067	—
Equity in quoted companies - Available for sale, fair value through profit/loss	156,246	148,097	—	8,149
Equity in private companies - Available for sale	6,957	—	—	6,957
Derivatives	1,190	—	1,190	—
Total financial assets	309,337	284,974	9,257	15,106

Derivatives	56,490	—	56,490	—
Provisions	13,603	—	—	13,603
Total financial liabilities	70,093	—	56,490	13,603

	As at December 31, 2016
	Fair value & carrying value	Level 1	Level 2	Level 3
	$000’s	$000’s	$000’s	$000’s
Funds - Available for sale	58,518	58,518	—	—
Bonds - Available for sale	98,605	98,605	—	—
Debentures- Fair value through profit/loss	7,556	—	7,556	—
Equity in quoted companies - Available for sale	123,808	115,480	—	8,328
Equity in private companies - Available for sale	6,921	—	—	6,921
Derivatives	52,038	—	52,038	—
Total financial assets	347,446	272,603	59,594	15,249

Derivatives	10,516	—	4,922	5,594
Provisions	213,141	—	—	213,141
Total financial liabilities	223,657	—	4,922	218,735

The fair values of other financial assets and liabilities measured at amortized cost on the statements of financial position as at each of June 30, 2017, and December 31, 2016 are as follows:

	As at June 30, 2017
	Fair value	Level 1	Level 2	Level 3
	$000’s	$000’s	$000’s	$000’s
First Lien Term Loans	2,353,778	2,353,778	—	—
USD Second Lien Term Loan	211,575	211,575	—	—
Total financial liabilities	2,565,353	2,565,353	—	—

	As at December 31, 2016
	Fair value $000’s	Level 1 $000’s	Level 2 $000’s	Level 3 $000’s
Promissory note	4,827	—	—	4,827
Total financial assets	4,827	—	—	4,827

First Lien Term Loans	2,336,792	2,336,792	—	—
USD Second Lien Term Loan	209,870	209,870	—	—
Total financial liabilities	2,546,662	2,546,662	—	—

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring the fair value of an asset or a liability, the Corporation uses market observable data to the extent possible. If the fair value of an asset or a liability is not directly observable, it is estimated by the Corporation using valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs (e.g., by the use of the market comparable approach that reflects recent transaction prices for similar items, discounted cash flow analysis, or option pricing models refined to reflect the Corporation’s specific circumstances). Inputs used are consistent with the characteristics of the asset or liability that market participants would take into account.

For the Corporation’s financial instruments which are recognized in the unaudited interim condensed consolidated statements of financial position at fair value, the fair value measurements are categorized based on the lowest level input that is significant to the fair value measurement in its entirety and the degree to which the inputs are observable. The significance levels are classified as follows in the fair value hierarchy:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and
•	Level 3 – Inputs for the asset or liability that are not based on observable market data.

Transfers between levels of the fair value hierarchy are recognized by the Corporation at the end of the reporting period during which the transfer occurred. There were no transfers in or out of Level 1, 2 or 3 during the six months ended June 30, 2017.

Derivative Financial Instruments

Currently, the Corporation uses cross currency swap and interest rate swap agreements to manage its interest rate and foreign currency risk and foreign currency forward contracts to manage foreign currency risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves, spot and forward rates, as well as option volatility.

To comply with the provisions of IFRS 13, Fair value measurement, the Corporation incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Corporation has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Although the Corporation has determined that the majority of the inputs used to value its derivatives fall within Level 2 (excluding, as at December 31, 2016, the put option in relation to Stars Fantasy) of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of June 30, 2017 and December 31, 2016, the Corporation assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Corporation determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy. The put option in relation to Stars Fantasy, previously classified as level 3 in the fair value hierarchy, was settled in the six months ended June 30, 2017.

Reconciliation of Level 3 fair values

Some of the Corporation’s financial assets and liabilities are classified as Level 3 of the fair value hierarchy because the respective fair value determinations use inputs that are not based on observable market data. As at June 30, 2017, and December 31, 2016 for each Level 3 asset or liability the valuation techniques and key inputs used by the Corporation were as follows:

-

NYX Sub Preferred Shares (Level 3 Asset): As previously disclosed, the proceeds from the Chartwell/Cryptologic Sale included CDN$40 million paid by the NYX Sub through the issuance of exchangeable preferred shares (the “NYX Sub Preferred Shares”). The Corporation uses a binomial valuation approach for the NYX Sub Preferred Shares using NYX Gaming Group common share price and volatility.

-

Equity in private companies (Level 3 Asset): Given the nature of the investee’s business, there is no readily available market data to carry an extensive valuation. The Corporation assesses for impairment on an annual basis using latest management budgets, long-term revenue growth rates and pre-tax operating margins. The carrying amount approximates the fair value.

-	Promissory note (Level 3 Promissory note): The Corporation received the full balance of the Promissory note during the six months ended June 30, 2017 (2016 – 11.3% discount rate).
-

Deferred consideration (Level 3 Liability): The Corporation paid the remaining balance of the deferred consideration for the Stars Interactive Acquisition in full during the six months ended June 30, 2017 (2016 – 6% discount rate).

-	Stars Fantasy put option (Level 3 Liability): See note 7 above for the applicable description. The option was exercised during the six months ended June 30, 2017 (2016 – 5.7% discount rate).
-

Innova EBITDA support agreement (Level 3 Liability): As previously disclosed, in connection with the Innova Offering, the Corporation entered into an EBITDA support agreement with Innova. The Corporation uses a net present value approach for the Innova EBITDA support agreement using a 5.7% discount rate (2016 – 5.7% discount rate).

-

Licensing Agreement (Level 3 Liability): As previously disclosed, in connection with the Chartwell/Cryptologic Sale, a subsidiary of the Corporation entered into a supplier licensing agreement with NYX Gaming Group (the “Licensing Agreement”). The Corporation uses a net present value approach for the Licensing Agreement using a 5.7% discount rate, 9% revenue share percentage and long-term revenue forecast (2016 – 5.7% and 9%, respectively).

The following table shows a reconciliation from opening balances to the closing balances for Level 3 fair values:

	Level 3 Asset	Level 3 Promissory note
	$000’s	$000’s
Balance – January 1, 2016	27,679	7,700
Loss included in income from investments	(14,124)	—
Interest and accretion included in income from investments and financial expenses	—	888
Purchases	11,754	—
Sales	(2,566)	—
Reclassification	501	—
Conversion of Level 3 instruments	(8,377)	—
Loss on settlement	—	(3,761)
Unrealized gain included in other comprehensive income	382	—
Balance – December 31, 2016	15,249	4,827
Loss included in income from investments	(462)	—
Interest accretion included in financial expenses	—	256
Gain on settlement	—	3,001
Settlement of promissory note	—	(8,084)
Unrealized gain included in other comprehensive income	319	—
Balance – June 30, 2017	15,106	—

Level 3 Liability
$000’s
Balance – January 1, 2016	399,202
Accretion	23,167
Repayment of deferred consideration	(200,000)
Gain on settlement of deferred consideration	(2,466)
Acquisition through business acquisitions	5,299
Payments	(7,309)
Additional provision	465
Translation	377
Balance – December 31, 2016	218,735
Accretion	2,524
Repayment of deferred consideration	(197,510)
Settlement of put liability	(5,637)
Payments	(4,282)
Adjustment to provision	(779)
Translation	552
Balance – June 30, 2017	13,603

12.	CONTINGENT LIABILITIES

During the three months ended June 30, 2017, the Corporation received a letter regarding a possible tax assessment related to transfer pricing with respect to one of its subsidiaries for periods prior to the Stars Interactive Acquisition. The letter was not a formal assessment by the relevant tax authority and the Corporation intends to challenge the assertions made in the letter. The Corporation does not yet know whether it will receive a formal assessment in the future or if received, exactly what the amount of such assessment will be or on what basis it would be made. The Corporation currently estimates that any economic outflow would not be material to the financial statements and does not consider any economic outflow to be probable. Consequently, the Corporation has not recorded any provision with respect to any such potential tax assessment for the period ended June 30, 2017.

13.	SUBSEQUENT EVENTS

On August 8, 2017, the Corporation prepaid without penalty approximately $40 million under the USD Second Lien Term Loan using cash flow from operations, which it expects to result in approximately $3 million in annual interest savings. Following this prepayment, the principal balance of the USD Second Lien Term Loan as of the date hereof is $170 million.